UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 8, 2019
METHANEX REACHES AGREEMENT FOR NATURAL GAS SUPPLY TO ITS CHILE OPERATIONS
VANCOUVER, BRITISH COLUMBIA (OCTOBER 8, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has restructured its existing commercial arrangements with Empresa Nacional del Petróleo (“ENAP”) for natural gas supply to underpin approximately 25% of Methanex’s 1.7 million tonnes of annual production capacity in Chile for a six year period from 2020 through 2025. This longer-term gas supply arrangement provides greater certainty for future gas volumes for our Chile operations and allows for ENAP to make further investments in its gas development activities.
We expect that this gas supply, when combined with commitments from other gas suppliers, will allow for up to a maximum of 75% of a two-plant operation or annual production of up to 1.3 million tonnes. We are optimistic that we can secure sufficient gas to underpin a full two-plant operation over the coming years.
In addition, we recently completed the first phase of the major refurbishment of our Chile I plant, and we have successfully restarted the plant. This refurbishment will support the long-term reliability of the plant.
John Floren, President and CEO of Methanex, commented “We are very pleased to secure a longer-term commitment for gas supply with ENAP through 2025. Over the last two years, we have made significant progress toward restoring Chile to a two-plant operation at a very low capital cost. This agreement and the completion of the first phase of the Chile I refurbishment reflect important steps to returning our assets in Chile back to full operating rates.”
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "will," "expect" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	The future operating rate at Methanex’s Chile operation; and

•	Methanex’s ability to increase future production in Chile.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	our ability to procure natural gas feedstock for our Chile operation on commercially acceptable terms; and

•	operating costs at our Chile plants including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations;

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements;

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile;

•	world-wide economic conditions; and

•	other risks described in our 2018 Annual Management’s Discussion and Analysis and our Second Quarter 2019 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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For further information, contact:

Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 8, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary